UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

Sun Healthcare Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866933401

(CUSIP Number)

February 5, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Foothill Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Foothill Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stearns Family Trust 2001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis R. Ascher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey T. Nikora Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Nickoll Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Foothill Income Trust, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FIT GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Foothill Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FP IV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Sun Healthcare Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 Sun Avenue, N.E. Albuquerque, New Mexico 87109

Item 2.

This Schedule 13G Amendment No. 2 is filed on behalf of (i) Foothill Partners III, L.P., a Delaware limited partnership ("Partners III"), Foothill Partners IV, L.P., a Delaware limited partnership (“Partners IV), FP IV GP, LLC, a Delaware limited liability company (“FP IV”), Foothill Income Trust, L.P., a Delaware limited partnership ("Foothill Trust"), FIT GP, LLC, a Delaware limited liability company ("FIT") and (ii) The Foothill Group, Inc., a Delaware corporation, Stearns Family Trust 2001, Dennis R. Ascher, Jeffrey T. Nikora Living Trust, and John F. Nickoll Living Trust (collectively, the "Managing Partners/Members").  Partners III, Partners IV, FP IV, Foothill Trust, FIT, and the Managing Partners/Members are collectively referred to as the "Filing Persons".

FIT is the general partner of Foothill Trust.  The Managing Partners/Members are the managing members of FIT.  FP IV is the general partner of Partners IV.  The Managing Partners/Members are the managing members of FP IV.  The Managing Partners/Members are the general partners of Partners III.

(a)

Name of Person Filing
Foothill Partners III, L.P.

Foothill Partner’s IV, LP

FP IV GP, LLC

Foothill Income Trust, L.P.

FIT GP, LLC

The Foothill Group, Inc.

Stearns Family Trust 2001

Dennis R. Ascher

John F. Nickoll Living Trust

Jeffery T. Nikora Family Trust

	(b)	Address of Principal Business Office or, if none, Residence 2450 Colorado Avenue Suite 3000W Santa Monica, California 900429
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 866933401

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
See Item 5.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 5, 2004
THE FOOTHILL GROUP, INC.

	By:	/s/ Jeffery T. Nikora
	Name:	Jeffery T. Nikora
	Title:	Executive Vice President

FOOTHILL PARTNERS IV, L.P., a Delaware limited partnership

	By:	FP IV GP, LLC
	Its:	General Partner

		By:	/s/ Jeffery T. Nikora
		Name:	Jeffery T. Nikora
		Title:	Managing Member

FP IV GP, LLC

	By:	/s/ Jeffery T. Nikora
	Name:	Jeffery T. Nikora
	Title:	Managing Member

FOOTHILL INCOME TRUST, L.P., a Delaware limited partnership

	By:	FIT GP, LLC
	Its:	General Partner

		By:	/s/ Jeffery T. Nikora
		Name:	Jeffery T. Nikora
		Title:	Managing Member

FIT GP, LLC

	By:	/s/ Jeffery T. Nikora
	Name:	Jeffery T. Nikora
	Title:	Managing Member

FOOTHILL PARTNERS III, L.P., a Delaware limited partnership

By:	/s/ Jeffery T. Nikora
Name:	Jeffery T. Nikora
Its:	Managing General Partner

STEARNS FAMILY TRUST 2001

By:	/s/ M. Edward Stearns
Name:	M. Edward Stearns
Title:	Trustee

DENNIS R. ASCHER

By:	/s/ Dennis R. Ascher
Name:	Dennis R. Ascher

JOHN F. NICKOLL LIVING TRUST

By:	/s/ John F. Nickoll
Name:	John F. Nickoll
Title:	Trustee

JEFFREY T. NIKORA FAMILY TRUST

By:	/s/ Jeffery T. Nikora
Name:	Jeffery T. Nikora
Title:	Trustee